UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Successful Completion of Term loan refinancing, dated 29 May 2020

29 May 2020

Micro Focus International plc
 Successful Completion of Term loan refinancing

Micro Focus International plc ("Micro Focus") announces that it has successfully priced and allocated a Euro 600 million and a USD 650 million Senior Secured Term Loan B (together, the "Facilities"), increased from Euro 400 million and USD 400 million respectively at launch in response to strong investor demand. The new 5-year Facilities, along with $150 million of existing cash reserves, will be used by Micro Focus to fully refinance its existing Senior Secured Term Loan B due November 2021 and pay associated fees and expenses (the "Transaction").

Final pricing for the new 5-year Facilities is 4.50% above EURIBOR (subject to a 0.0% floor) at an original issue discount of 3.0% on the Euro Tranche, and 4.25% above LIBOR (subject to a 1.0% floor) at an original issue discount of 2.5% on the US Dollar denominated tranche.

Following the completion of the Transaction, the average maturity of Micro Focus's debt capital structure has been extended from 3.2 years to 4.2 years, with the next tranche of Term loans due for repayment in June 2024.

The transaction was led by JP Morgan in conjunction with Barclays, HSBC, Natwest, Bank of America and Goldman Sachs. Lazard acted as the company's advisers.

Stephen Murdoch (Chief Executive Officer) said:

"This very positive outcome demonstrates the strength of the Micro Focus proposition and the cash generative qualities of our recurring revenue model. This is an important step as we work to deliver on the operational improvements we set out in our Strategic and Operational Review in February."

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 26 May 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer